SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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The following are included in this report of Form 6-K:

Exhibit

Description

A

Press Release dated June 13 2007

B

Press Release dated June 17, 2007

C

Press Release dated June 19, 2007

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EXHIBIT A

Sapiens Announces Further Repayment of Debt to Israeli Institutional Investors

Company Repurchases Approximately $745,000 of Its Convertible Debentures

Cary, NC – June 13, 2007 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) a member of the Emblaze / Formula Group (LSE:BLZ.L) (NASDAQ: FORTY and TASE: FORT), today announced that, following upon the $20 million private placement which it publicized earlier this week, the Company has repaid another portion of its debt to certain Israeli institutional investors, through the repurchase of the Company's convertible debentures (Series A) in the aggregate amount of 3,112,831 NIS, nominal value, representing approximately $745,000.  The convertible debentures (Series A) were purchase at a price of NIS 0.95 per NIS 1.00 unit.  The total amount of convertible debentures (Series A) repurchased by this Company this week amounted to 15 million, NIS, nominal value.

Pursuant to the terms of the prospectus governing the convertible debentures (Series A), the 3,112,831 NIS, nominal value, will be cancelled and removed from trading on the Tel Aviv Stock Exchange.

The remaining convertible debentures (Series A) in circulation shall be unaffected by this transaction.

FOR ADDITIONAL INFORMATION:

Elior Brin Chief Financial Officer Sapiens International Tel: +972-8-938-2721 E-mail: IR.Sapiens@sapiens.com	Roni Al-Dor Chief Executive Officer Sapiens International +972-8-938-2721 E-mail: IR.Sapiens@sapiens.com

About Sapiens International

Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of Formula Group (Nasdaq: FORTY  and TASE: FORT), and the Emblaze Ltd (LSE: BLZ.L) group, is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Prudential, ING, Menora Mivtachim, and Occidental Fire & Casualty among others. For more information, please visit http://www.sapiens.com.

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EXHIBIT B

RONI GILADI APPOINTED AS CHIEF FINANCIAL OFFICER OF SAPIENS

Cary, NC – June 17, 2007 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) a member of the Emblaze / Formula Group (LSE:BLZ.L) (NASDAQ: FORTY and TASE: FORT), today announced the appointment of Mr. Roni Giladi to serve as Chief Financial Officer of the Company. The appointment will take effect on June 30, 2007.

Until recently, Mr. Giladi served as Director of Finance at the Emblaze/Formula Group. Prior to joining Emblaze, Mr. Giladi served as Chief Financial Officer of RichFX for 4 years, after serving as Corporate Controller for 1 year.   Mr. Giladi began his financial career working for 5 years at Ernst & Young Israel, as a manager in the high-tech practice group. Mr. Giladi is Certified Licensed Public Accountant and holds a Bachelor's degree in Business Management and Accounting from the College of Management in Israel.

Mr. Giladi will replace Mr. Ori Brin.  Mr. Brin will continue to advise the Company and assist Mr. Giladi in his transition.

The company recently announced the completion of a $20 million private placement from institutional investors, and the repayment of a portion of its debt through the repurchase of approximately $3.5 million of its convertible debentures (Series A).

Mr. Roni Al-Dor, President and CEO of Sapiens International, commented, "I thank Ori for all his hard work over the past few years as we implemented our turn-around program, bringing the company back to operational profitability and ultimately, completing the private placement investment.  Ori played an important role and made valuable contributions to the success that we are experiencing at Sapiens. I wish Ori the best of luck in his future endeavors."

Mr. Al-Dor further commented, "With our recently closed private placement investment and repayment of debt, we are facing a new future at Sapiens.  I wish Roni much success in his new position and am confident that he will contribute a lot to Sapiens."

FOR ADDITIONAL INFORMATION:

Roni Al-Dor Chief Executive Officer Sapiens International +972-8-938-2721 E-mail: IR.Sapiens@sapiens.com

About Sapiens International

Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of Formula Group (Nasdaq: FORTY  and TASE: FORT), and the Emblaze Ltd (LSE: BLZ.L) group, is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Prudential, ING, Menora Mivtachim, and Occidental Fire & Casualty among others. For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

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EXHIBIT C

SAPIENS SIGNS AGREEMENTS WITH SANTAM – A LEADING SOUTH AFRICAN INSURANCE CARRIER

Initial deployment of the Sapiens INSIGHT™ for Property & Casualty insurance system to take place in 2007

Cary, N.C. – June 19, 2007 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), announced today that it has signed a license and a professional services agreement, valued at $800,000, with Santam Ltd., the largest South African short-term insurance carrier, and a subsidiary of Sanlam Limited, one of South Africa's largest long-term insurance carriers.

Sapiens, along with JMR (Sapiens' distributor in South Africa) will help to configure and integrate the New Business Quotes module of the Sapiens INSIGHT™ for Property & Casualty insurance administration system with the existing infrastructure in Santam.

Roni Al-Dor, President and CEO, commented, "this transaction is yet another milestone for Sapiens in fulfilling its strategy of global expansion in the insurance arena. We are confident that our solution will provide Santam with new opportunities in service delivery."

Mike Richards, CEO of JMR, commented, "this is a significant milestone in the Sapiens - JMR relationship. We are now in a position to take the Sapiens INSIGHT™ insurance solutions to the South African market."

Sapiens INSIGHT™, is a web-based insurance administration suite, which provides policy, billing, claims and reinsurance management and can be used modularly or as an integrated suite.  Sapiens INSIGHT™ is built on a rules-based system that is installed worldwide in well over 100 companies.   The rules allow for rapid interactive development by business and technical personnel, empowering business users to make changes using English-like rules rather than application code.

FOR ADDITIONAL INFORMATION:

Elior Brin

Roni Al-Dor

Chief Financial Officer

Chief Executive Officer

Sapiens International

Sapiens International

Tel: +972-8-938-2721

Tel: +972-8-938-2721

E-mail: IR.Sapiens@sapiens.com

E-mail: IR.Sapiens@sapiens.com

About Sapiens International

Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of Formula Group (Nasdaq: FORTY  and TASE: FORT), and the Emblaze Ltd (LSE: BLZ.L) group, is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Prudential, ING, Menora Mivtachim and Occidental Fire & Casualty among others. For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  June 19, 2007

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary